PMU News Release #06-19
TSE, AMEX Symbol PMU

September 25, 2006

PACIFIC RIM MINING ACQUIRES
CERRO COLORADO GOLD PROJECT IN EL SALVADOR

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) has signed an amended agreement to acquire a 100% interest in the Cerro Colorado gold project and maintain the Company’s interest in the Zamora Project in El Salvador from Cerro Colorado S.A. de C.V. (“Cerro Colorado”), a private El Salvadoran company.

The Cerro Colorado project comprises an 85 square km land package located roughly 10 km west of the Company’s Zamora gold project and approximately 50 km north of San Salvador, the capital city of El Salvador. The project exposes high-level gold bearing veins in an adularia-sericite epithermal system (the same type of gold system as occurs at the Company’s flagship El Dorado gold project). Limited grab sampling by the Company of vein outcrops and float within a small portion of the project area has returned values of between 0.01 and 27.24 g/t gold over vein widths of 1 to 4 meters. Of the twenty-seven samples collected, fourteen returned values of more than 1 g/t gold. Highlights include 27.24 g/t gold over 1 meter, 11.37 g/t gold and 173 g/t silver over 4 meters and 10.10 g/t gold and 3700 g/t silver over 3 meters.

Under the terms of the amended agreement Pacific Rim will maintain its option to purchase the Cerro Colorado and Zamora projects by making advanced royalty payments to Cerro Colorado under the following schedule:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Yearly payments:	The greater of:
First anniversary	100,000 shares or US $100,000 in shares of the Company
Second anniversary	140,000 shares or US $140,000 in shares of the Company
Third anniversary	200,000 shares or US $200,000 in shares of the Company
Fourth anniversary	300,000 shares or US $300,000 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or US $400,000 in shares of the Company

The advanced royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora projects will be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora projects, the sellers will receive a 3% net smelter royalty to a maximum of US $10 million (inclusive of the dollar value of the advanced royalty payments made).

Over the past year, Pacific Rim has been conducting an intensive reconnaissance-style project generation initiative within El Salvador to capitalize on its unique geological knowledge and continue to build its portfolio of high-quality gold projects. The acquisition of the Cerro Colorado project is the latest in this effort. The Company is in the process of staking additional ground between the Cerro Colorado and Zamora projects. This large package will cover what the Company believes to be a significant, 19+ kilometer gold-bearing epithermal system, situated on a prolific gold belt on which numerous new million-plus ounce gold systems have been discovered including Glamis’ Marlin and Cerro Blanco mines in Guatemala and the Company’s El Dorado deposit in El Salvador.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

“Our ‘first to market’ advantage in El Salvador continues to bear new opportunities,” states Tom Shrake, President and CEO. “Pacific Rim’s exploration team has a unique knowledge of the volcanic and epithermal systems of the region and their project generation efforts based on this knowledge continue to pay dividends. We are very excited about the potential of the Cerro Colorado – Zamora system; a new grassroots epithermal gold discovery within one of the most prolific gold belts of recent history. This new project complements the Company’s pipeline of early and advanced staged gold projects.”

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

National Instrument 43-101 Disclosure
Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: exploration outcomes at the Cerro Colorado project that will justify all required payments to complete the acquisition; the receipt of all necessary permits to conduct its planned exploration programs; the acquisition of additional projects; the timing and outcome of future work on the any of the Company’s projects; and other factors detailed in the Company’s Canadian and U.S. regulatory filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com